EXHIBIT (a)(1)(iv)


                           PHILLIPS PETROLEUM COMPANY


                              AMENDED AND RESTATED

        OFFER TO EXCHANGE SHARES OF RESTRICTED STOCK AND LTIP AWARDS OF
                  PHILLIPS PETROLEUM COMPANY ISSUED UNDER THE
             OMNIBUS SECURITIES PLAN OF PHILLIPS PETROLEUM COMPANY,
               THE 1990 STOCK PLAN OF PHILLIPS PETROLEUM COMPANY,
       THE INCENTIVE COMPENSATION PLAN OF PHILLIPS PETROLEUM COMPANY, AND
        THE 1986 STOCK PLAN OF PHILLIPS PETROLEUM COMPANY AND SHARES OF
        RESTRICTED STOCK OF PHILLIPS PETROLEUM COMPANY ISSUED UNDER THE
      PHILLIPS PETROLEUM COMPANY STOCK PLAN FOR NON-EMPLOYEE DIRECTORS FOR
                   RESTRICTED STOCK UNITS AND NEW LTIP AWARDS
    ISSUED UNDER THE OMNIBUS SECURITIES PLAN OF PHILLIPS PETROLEUM COMPANY,
       THE 2002 OMNIBUS SECURITIES PLAN OF PHILLIPS PETROLEUM COMPANY AND THE PHILLIPS PETROLEUM COMPANY STOCK PLAN FOR NON-EMPLOYEE DIRECTORS


   THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, CENTRAL TIME, ON
     JANUARY 16, 2002, UNLESS PHILLIPS PETROLEUM COMPANY EXTENDS THE OFFER


    Phillips Petroleum Company (the "Company") is offering to employees and non-employee directors of the Company who are citizens or permanent residents of the United States of America and who remain employees or non-employee directors, as applicable ("Eligible Participants"), on or before the Expiration Date (as defined below) to exchange their Eligible Awards for Restricted Stock Units and New LTIP Awards (as such terms are defined below). "Eligible Awards" include Eligible Shares of Restricted Stock and Eligible LTIP Awards. "Eligible Shares of Restricted Stock" are shares of restricted stock, based on shares of common stock, par value $1.25 per share, of the Company ("Common Stock") granted under the Omnibus Securities Plan of Phillips Petroleum Company (the "Omnibus Plan"), the 1990 Stock Plan of Phillips Petroleum Company (the "1990 Stock Plan"), the Incentive Compensation Plan of Phillips Petroleum Company (the "ICP") and the 1986 Stock Plan of Phillips Petroleum Company (the "1986 Stock Plan"), and shares of restricted stock, based on Common Stock, granted to non-employee directors of the Company who are Eligible Participants under the Phillips Petroleum Company Stock Plan for Non-Employee Directors (the "Director Stock Plan") that meet the following requirements:

        (1) the restrictions applicable to the restricted stock do not by their terms lapse on or before the Expiration Date;

        (2) restricted stock is not forfeited in accordance with its terms on or before the Expiration Date; and

        (3) restricted stock was granted before November 18, 2001.

"Eligible LTIP Awards" are long-term incentive plan awards of shares of Common Stock that have been granted before November 18, 2001 to employees who are Eligible Participants under the Omnibus Plan for the three-year performance periods ending December 31, 2001 (Period VII), December 31, 2002 (Period VIII) and December 31, 2003 (Period IX) and are not forfeited by their terms on or before the Expiration Date.

    In exchange for any Eligible Shares of Restricted Stock that an Eligible Participant tenders, the Company will grant the Eligible Participant a Restricted Stock Unit award representing the same number of shares of Common Stock, the restrictions on which will lapse, and which will be payable on the same terms and conditions as, the tendered Eligible Shares of Restricted Stock, with certain modifications described below to enable the Eligible Participant to defer payment of the Eligible Award beyond the "change of control" date that would occur if and when the stockholders of the Company vote to adopt the Agreement and Plan of Merger, dated as of November 18, 2001 (the "Merger Agreement"), by and among the Company, CorvettePorsche Corp., Porsche Merger Corp., Corvette Merger Corp. and Conoco Inc. ("Conoco").

    In exchange for any Eligible LTIP Award that an Eligible Participant tenders, the Company will grant you a New LTIP Award with the same terms and conditions as the tendered Eligible LTIP Award, except that it will be settled in Restricted Stock Units rather than in the form of cash or restricted stock, as required by the terms of the Eligible LTIP Award.

    The terms of the Restricted Stock Units and the New LTIP Award that will be granted in exchange for the Eligible Award are described fully in Section 9 of this Offer to Exchange. The Company will document the Restricted Stock Units by means of award agreements between the Company and the exchanging Eligible Participant. The Company will document the New LTIP Award by means of a letter from the Company to the exchanging Eligible Participant. If the Eligible Participant is an employee, any Restricted Stock Units and New LTIP Award that such Eligible Participant receives pursuant to the Offer (as defined below) will be issued under the Omnibus Plan or the 2002 Omnibus Securities Plan of Phillips Petroleum Company (the "2002 Omnibus Plan" and, together with the Omnibus Plan, the "Omnibus Plans"). If the Eligible Participant is a non-employee director, any Restricted Stock Units that such Eligible Participant receives pursuant to the Offer will be issued under the Director Stock Plan.

    The Company is making the Offer upon the terms and subject to the conditions set forth in this Offer to Exchange and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "Offer").

    An Eligible Participant may tender all or any portion of his or her Eligible Awards.

    The Offer is not conditioned upon a minimum number of Eligible Awards being tendered. The Offer is subject to conditions that are described in Section 7 of this Offer to Exchange.

    ALTHOUGH THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER, NEITHER THE COMPANY NOR THE BOARD OF DIRECTORS OF THE COMPANY MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT AN ELIGIBLE PARTICIPANT SHOULD TENDER HIS OR HER ELIGIBLE AWARDS. AN ELIGIBLE PARTICIPANT MUST MAKE HIS OR HER OWN DECISION WHETHER TO TENDER HIS OR HER ELIGIBLE AWARDS.

    Shares of Common Stock are quoted on the New York Stock Exchange, the Pacific Exchange and the Toronto Stock Exchange under the symbol "P." On November 30, 2001, the last reported sale price of Common Stock on the New York Stock Exchange Composite Index was $55.63 per share. The Company recommends that Eligible Participants obtain current market quotations for Common Stock before deciding whether to tender their Eligible Awards.

    Eligible Participants should direct questions about the Offer or requests for assistance or for additional copies of this Offer to Exchange or the Letter of Transmittal to Kent Morris at (918) 661-7345 or Scott Nickel at (918) 661-9939.


    The date of this Offer to Exchange is December 17, 2001, as amended and restated as of January 3, 2002.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary Term Sheet..........................................    i
The Offer...................................................    1
 1.   Introduction..........................................    1
 2.   Expiration Date.......................................    1
 3.   Purpose of the Offer..................................    2
 4.   Procedures for Tendering Eligible Awards..............    3
 5.   Withdrawal Rights.....................................    4
 6.   Acceptance of Eligible Awards; Grant of Restricted
      Stock Units and New LTIP Awards.......................    4
 7.   Conditions of the Offer...............................    5
 8.   Price Range of Common Stock on Which Restricted Stock
      Units and New LTIP Awards Will Be Granted.............    6
 9.   Source and Amount of Consideration; Terms of
      Restricted Stock Units and New LTIP Awards............    7
10.   Information Concerning the Company....................   11
11.   Interests of Directors and Executive Officers;
      Transactions and Arrangements Concerning the Eligible
      Awards................................................   12
12.   Status of Eligible Awards Acquired by the Company in
      the Offer; Accounting Consequences of the Offer.......   13
13.   Legal Matters; Regulatory Approvals...................   13
14.   Material U.S. Federal Income Tax Consequences.........   13
15.   Extension of Offer; Termination; Amendment............   14
16.   Fees and Expenses.....................................   15
17.   Additional Information................................   15
18.   Miscellaneous.........................................   16

Schedule A
Information Concerning the Directors and Executive Officers
  of Phillips Petroleum Company.............................   17

                               SUMMARY TERM SHEET

     The following are answers to some of the questions that you may have about the offer. We urge you to read carefully the remainder of this offer to exchange and the accompanying letter of transmittal because the information in this summary is not complete and additional important information is contained in the remainder of this offer to exchange and the letter of transmittal. We have included page references to the remainder of this offer to exchange to let you know where you can find a more complete description of the topics covered in this summary.

- WHY IS PHILLIPS MAKING THIS OFFER TO ME?

     Phillips has entered into a merger agreement, pursuant to which Phillips will combine with Conoco. Phillips will be asking Phillips stockholders to adopt the merger agreement at a special meeting. If Phillips stockholders adopt the merger agreement, a "change of control" of Phillips will be considered to have taken place for purposes of awards under the Omnibus Securities Plan of Phillips Petroleum Company, the 1990 Stock Plan of Phillips Petroleum Company, the Incentive Compensation Plan of Phillips Petroleum Company and the 1986 Stock Plan of Phillips Petroleum Company, and for shares of restricted stock granted to non-employee directors under the Phillips Petroleum Company Stock Plan for Non-Employee Directors.

     This change of control event would result in the lapsing of restrictions on, and payout of, these awards. While the lapsing of restrictions is designed to benefit holders of these awards, the immediate payout would result in immediate taxation for holders of these awards. Phillips is, therefore, offering to exchange these awards for new awards that will allow you to defer taxation without changing the lapsing of restrictions.

- WHAT SECURITIES IS PHILLIPS OFFERING TO EXCHANGE?

     We are offering to exchange eligible shares of restricted stock and eligible long-term incentive plan (which we refer to as LTIP) awards (which we refer to collectively as the "eligible awards").

     "Eligible shares of restricted stock" are shares of restricted stock of Phillips granted under the Omnibus Plan, the 1990 Stock Plan, the Incentive Compensation Plan, or the 1986 Stock Plan to employees of Phillips who are citizens or permanent residents of the United States of America and who remain employees of Phillips on the expiration date of this offer, and shares of restricted stock of Phillips granted under the Director Stock Plan to non-employee directors of Phillips who are citizens or permanent residents of the United States of America and who remain non-employee directors of Phillips on the expiration date of this offer that meet the following requirements:

     - the restrictions applicable to the restricted stock do not by their terms lapse on or before expiration date of the offer;

     - the restricted stock is not forfeited in accordance with its terms on or before the expiration date of the offer; and

     - restricted stock was granted before November 18, 2001.

     "Eligible LTIP Awards" are long-term incentive plan awards that have been granted before November 18, 2001 under the Omnibus Plan for the three-year performance periods ending December 31, 2001 (Period VII), December 31, 2002 (Period VIII) and December 31, 2003 (Period IX) to employees of Phillips who are citizens or permanent residents of the United States of America and who remain employees of Phillips on the expiration date of the offer, and which eligible LTIP awards are not forfeited by their terms on or before the expiration date of the offer. See page 4.

- WHAT WILL I RECEIVE IN EXCHANGE?

     In exchange for any eligible shares of restricted stock that you tender, we will grant you a restricted stock unit award representing the same number of shares of Phillips common stock as the tendered restricted stock, the restrictions on which will lapse, and which will be payable, on the same terms and conditions as the tendered restricted stock of Phillips, with certain modifications described below to enable you to defer payment of the award beyond the change of control date that would occur upon adoption of the merger agreement by Phillips stockholders.

     In exchange for any eligible LTIP award that you tender, we will grant you a new LTIP award with the same terms and conditions as the tendered LTIP award, except that it will be settled in restricted stock units rather than in the form of cash or restricted stock of Phillips, as required by the terms of the eligible LTIP awards. See page 7.

- IF I RECEIVE RESTRICTED STOCK UNITS OR NEW LTIP AWARDS, WILL I BE TAXED ON
  THEM?

     We believe that you will not be subject to U.S. federal income tax upon receipt of restricted stock units or new LTIP awards. However, in general, if you are an employee of Phillips and you have not yet paid FICA (social security) taxes on the shares you tendered, you will be subject to FICA tax when the restrictions on those awards lapse, which will occur if the Phillips stockholders adopt the merger agreement at the special meeting. You will have to pay this FICA tax either by withholding from payments Phillips otherwise owes you (such as your regular paycheck), or, if those payments are not sufficient, by direct payment to Phillips. You should take this requirement into account in deciding whether to tender your eligible awards, and, if so, which of those eligible awards to exchange. We recommend that you consult with your own tax advisor to determine the tax consequences of tendering or not tendering eligible awards pursuant to this offer. See page 13.

- IF I RECEIVE RESTRICTED STOCK UNITS OR NEW LTIP AWARDS, WHAT WILL HAPPEN TO THEM WHEN PHILLIPS AND CONOCO MERGE?

     The restricted stock units and the new LTIP awards will be converted, at the time the merger is completed, into awards based on the same number of shares of ConocoPhillips common stock. This same conversion will apply to any stock options and other awards under the Omnibus Plan or the Director Stock Plan that you may hold. See page 7.


-IF I RECEIVE RESTRICTED STOCK UNITS OR NEW LTIP AWARDS, WHAT VOTING RIGHTS OR
 DIVIDEND RIGHTS WILL I HAVE PRIOR TO THE MERGER OF PHILLIPS AND CONOCO?



     The restricted stock units that you receive in exchange for any Eligible Shares of Restricted Stock that you tender will not be actual shares, and therefore from the time your Eligible Shares of Restricted Stock are accepted in the Offer, you will no longer have any rights as a stockholder with respect to those shares. This means that you will no longer be entitled to vote those shares, including at the special meeting at which our stockholders will be asked to approve the merger, nor will you be entitled to receive any further dividends on those shares. However, at all times, the restricted stock units that you receive will carry dividend equivalent rights. See Pages 5 and 7.



     Any New LTIP Awards that you receive in exchange for any Eligible LTIP Award that you tender will be settled for restricted stock units, which will have no voting rights, but will have dividend equivalent rights, as described above. See Page 8.


- CAN I TENDER SOME BUT NOT ALL OF MY ELIGIBLE AWARDS? WHAT HAPPENS TO ELIGIBLE AWARDS THAT I DO NOT TENDER?

     You can tender all, some or none of your eligible awards. Any eligible awards that you do not tender will continue in effect in accordance with their current terms and conditions, including the lapsing of restrictions and settlement that would occur upon adoption of the merger agreement by the Phillips stockholders. See page 2.

- WHAT IF I HAVE ALREADY ELECTED TO DEFER THE VALUE OF MY ELIGIBLE AWARDS WHEN THE RESTRICTIONS LAPSE?

     If you remain an employee or non-employee director of Phillips when the stockholders of Phillips adopt the merger agreement and you do not tender your eligible awards, the change of control provisions applicable to your eligible awards will override your election to defer and you will receive shares of unrestricted stock and/or a cash payment in settlement of your eligible awards.

     The only way to preserve your deferral election is to tender your eligible awards. Any deferral elections that you already have made will apply to restricted stock units that you receive in exchange for eligible shares of restricted stock or in settlement of eligible LTIP awards.

     If your employment or service as a non-employee director of Phillips ends before the stockholders of Phillips adopt the merger agreement, your deferral elections will continue to apply to your eligible awards, as well as to any restricted stock units and new LTIP awards that you may receive in this offer, in each case to the extent you retain those awards.

- WHEN WILL I RECEIVE MY NEW AWARDS?


     We will grant the new awards promptly after the date we cancel the eligible awards that we accept for exchange. See page 4.


- ARE THERE CONDITIONS TO THE OFFER?

     The offer is not conditioned upon a minimum number of eligible awards being tendered. However, a number of other events could occur that may cause Phillips to delay or terminate this offer. These events are described in Section 7 of this offer to exchange. See page 5.

- WHAT HAPPENS IF MY EMPLOYMENT OR SERVICE AS A DIRECTOR TERMINATES?

     If your employment or service as a director, as applicable, terminates on or before the expiration date of the offer, your awards will not be considered eligible awards and will not be exchanged.

     Your participation in this offer does not give you the right to remain in the employ of Phillips or any of its subsidiaries or on its Board of Directors.

- WHAT HAPPENS IF THE RESTRICTIONS ON AN AWARD THAT I TENDER LAPSE ON OR BEFORE THE EXPIRATION DATE OF THE OFFER?

     If the restrictions on an award lapse by their terms, on or before the expiration date of the offer, that award will not be considered an eligible award and will not be exchanged.

- HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER ELIGIBLE AWARDS IN THE OFFER?


     You have until 12:00 midnight, Central time, on Tuesday, January 16, 2002, to tender your eligible awards in this offer. See page 1.


- CAN THE OFFER BE EXTENDED, AND IF SO, HOW WILL I BE NOTIFIED?

     Phillips may, in its discretion, extend the offer at any time, but Phillips cannot assure you that it will extend the offer or, if Phillips extends it, for how long. If Phillips extends the offer, Phillips will make an announcement of the extension to all eligible participants no later than 9:00 a.m. on the first business day following the previously scheduled expiration date of this offer. If Phillips extends the offer, Phillips may delay the acceptance of any eligible awards that have been tendered. See page 14.

- HOW DO I TENDER MY ELIGIBLE AWARDS?

     If you decide to tender your eligible awards, you must deliver, before the expiration date of the offer, a properly completed and executed letter of transmittal and any other documents required by the letter of transmittal to Phillips Petroleum Company, 524 Phillips Building, Bartlesville, Oklahoma 74004,
Attention: Manager, Compensation and Benefits, Facsimile Number: (918) 662-5133 or (918) 662-5195. See page 3.

- CAN I WITHDRAW PREVIOUSLY TENDERED ELIGIBLE AWARDS?


     You may withdraw some or all of your tendered eligible awards at any time before 12:00 midnight, Central time, on January 16, 2002; provided, however, that if the offer is extended by Phillips beyond that time, you may withdraw some or all of your tendered eligible awards at any time until the extended expiration date. In addition, unless Phillips terminates the offer or accepts your tendered eligible awards for exchange before 12:00 midnight, Central time, on February 14, 2002, you may withdraw some or all of your tendered eligible awards at any time after 12:00 midnight, Central time, on February 14, 2002. To withdraw tendered eligible awards, you must deliver to Phillips, at the address or facsimile number listed above, a written notice of withdrawal stating your name, the number of previously tendered eligible shares of restricted stock and/or eligible LTIP awards, and your desire to withdraw the tender of those eligible awards while you still have the right to withdraw the tendered eligible awards. Once you have withdrawn eligible awards, you may re-tender them only by again following the delivery procedures described above. See page 4.


- IS THE OFFER BEING MADE TO ANY PHILLIPS STOCKHOLDERS WHO ARE NOT EMPLOYEES OR NON-EMPLOYEE DIRECTORS OF PHILLIPS?

     No. The eligible awards are part of the compensation provided by Phillips to employees and non-employee directors of Phillips. Thus, by definition, Phillips stockholders who are not either employees or non-employee directors of Phillips do not hold eligible awards, and, therefore, this offer is not being made to them.

- WHAT DOES OUR BOARD OF DIRECTORS THINK OF THE OFFER?

     Although our Board of Directors has approved the offer, our Board of Directors makes no recommendation as to whether or not you should tender your eligible awards. You must make your own decision whether to tender your eligible awards. For questions about tax implications or other investment-related questions, you should talk to your own legal counsel, accountant and/or financial advisor. See page 3.

- WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

     For additional information or assistance, please call Kent Morris at (918) 661-7345 or Scott Nickel at (918) 661-9939.

                                   THE OFFER

1.  INTRODUCTION

     The Company is offering to Eligible Participants to exchange any and all Eligible Awards for Restricted Stock Units and New LTIP Awards. Eligible Awards include Eligible Shares of Restricted Stock and Eligible LTIP Awards.

     In exchange for any Eligible Shares of Restricted Stock that the Eligible Participant tenders, the Company will grant such Eligible Participant a Restricted Stock Unit award representing the same number of shares of Common Stock, the restrictions on which will lapse, and which will be payable, on the same terms and conditions as the tendered Eligible Shares of Restricted Stock, with certain modifications described below to enable the Eligible Participant to defer payment of the Eligible Award beyond the change of control date that would occur upon adoption of the Merger Agreement by the stockholders of the Company. Pursuant to the Merger Agreement, the combined company's new name will be "ConocoPhillips."

     In exchange for any Eligible LTIP Award that the Eligible Participant tenders, the Company will grant such Eligible Participant a New LTIP Award with the same terms and conditions as the tendered Eligible LTIP Award, except that it will be settled in Restricted Stock Units rather than in the form of cash or restricted stock, as required by the terms of the Eligible LTIP Awards.

     The terms of the Restricted Stock Units and New LTIP Awards that will be granted in exchange for tendered Eligible Awards are described fully in Section 9 of this Offer to Exchange. The Restricted Stock Units will be documented by means of award agreements between the Company and the Eligible Participant and the New LTIP Awards will be documented by means of a letter from the Company to the Eligible Participant. Any Restricted Stock Units and New LTIP Awards granted to an Eligible Participant who is an employee pursuant to the Offer will be granted under the Omnibus Plans. Any Restricted Stock Units granted to an Eligible Participant who is a non-employee director pursuant to the Offer will be granted under the Director Stock Plan.

     The Company is making the Offer upon the terms and subject to the conditions set forth in this Offer to Exchange and in the related Letter of Transmittal.

     Eligible Participants may tender all or any portion of their Eligible
Awards.

     The Offer is not conditioned upon a minimum number of Eligible Awards being tendered. The Offer is subject to conditions described in Section 7 of this Offer to Exchange.

     For voting purposes, there were 409,129,588 shares of Common Stock outstanding at the close of business on November 30, 2001 (including the 27,556,573 shares of Common Stock held by the Phillips Petroleum Company Compensation and Benefits Arrangements Stock Trust), of which 725,168 shares of Common Stock were Eligible Shares of Restricted Stock.

2.  EXPIRATION DATE

     Upon the terms and subject to the conditions of the Offer, the Company will exchange any and all outstanding Eligible Awards under the Omnibus Plans, the 1990 Stock Plan, the ICP, the 1986 Stock Plan and the Director Stock Plan that are properly tendered and not validly withdrawn in accordance with Section 5 of this Offer to Exchange before the Expiration Date. The Company will accept partial tenders of Eligible Awards. Eligible Participants may tender all, some or none of their Eligible Awards.

     If holders of Eligible Awards properly tender some or all of their Eligible Awards and if the Company accepts their Eligible Awards for exchange, then, unless the Company terminates the Offer pursuant to the terms and conditions of the Offer, the holders of Eligible Awards will be entitled to receive the consideration described in Section 9 of this Offer to Exchange.


     "Expiration Date" means 12:00 midnight, Central time, on Tuesday, January 16, 2002, unless the Company, in its discretion, extends the period of time during which the Offer will remain open, in which event "Expiration Date" refers to the latest time and date at which the Offer, as so extended, expires. See
Section 15 of this Offer to Exchange for a description of the Company's rights to extend, delay, terminate and amend the Offer.

3.  PURPOSE OF THE OFFER

     The Offer to exchange Eligible Shares of Restricted Stock for Restricted Stock Units and Eligible LTIP Awards for New LTIP Awards is designed to permit Eligible Participants to defer receipt of the shares of Common Stock that would be delivered when the restrictions on Eligible Shares of Restricted Stock lapse and of cash payments that would be paid pursuant to Eligible LTIP Awards, in each case, upon the adoption of the Merger Agreement by the stockholders of the Company or another change of control event.

     Under the terms of the Eligible Shares of Restricted Stock, the adoption of the Merger Agreement by the stockholders of the Company would be a change of control that would result in the restrictions on the shares of Common Stock that are then outstanding as Eligible Shares of Restricted Stock lapsing and unrestricted shares of Common Stock being released from escrow to the Eligible Participants who hold them. Under the terms of the Eligible LTIP Awards, the adoption of the Merger Agreement by the stockholders of the Company would be a change of control that would result in an immediate cash payment to each holder to the extent the Eligible LTIP Awards had not previously been settled. This Offer provides to holders of Eligible Awards the opportunity to get the benefit of the lapsing of the restrictions on their Eligible Awards without having immediate delivery of shares of Common Stock or cash, by providing replacement awards that have similar terms and conditions, as more fully described in
Section 9 of this Offer to Exchange, but different tax consequences, as more fully described in Section 14 of this Offer to Exchange.

     Subject to the foregoing, and except as otherwise disclosed in this Offer to Exchange or in the Company's filings with the Securities and Exchange Commission (the "SEC"), the Company presently has no plans or proposals that relate to or would result in:

     (a) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, other than the Company's merger with Conoco pursuant to the Merger Agreement (the "Merger");

     (b) any purchase, sale or transfer of a material amount of the Company's assets or the assets of any of its subsidiaries;

     (c) any material change in the Company's present dividend rate or policy, or the Company's indebtedness or capitalization;

     (d) any change in the present Board of Directors of the Company or management, including a change in the number or term of directors, or to fill any existing vacancies on the Board of Directors of the Company, or to change the material terms of employment of any executive officer of the Company, other than changes contemplated by the Merger Agreement;

     (e) any other material change in the Company's corporate structure or business, other than changes pursuant to the Merger Agreement;

     (f) Common Stock being delisted from or not being authorized for quotation in an automated quotation system operated by a national securities association, other than in connection with the Merger;

     (g) Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), other than in connection with the Merger;

     (h) the suspension of the Company's obligation to file reports under
Section 15(d) of the Exchange Act, other than in connection with the Merger;

     (i) the acquisition by any person of any material amount of securities of the Company or the disposition of any material amount of securities of the Company; or

     (j) any change in the restated certificate of incorporation or by-laws of the Company, or any other actions that could impede the acquisition of control of the Company by any person, other than changes pursuant to the Merger Agreement.

     NEITHER THE COMPANY NOR THE BOARD OF DIRECTORS OF THE COMPANY MAKES ANY RECOMMENDATION AS TO WHETHER A HOLDER OF ELIGIBLE AWARDS SHOULD TENDER HIS OR HER ELIGIBLE AWARDS, NOR HAS THE COMPANY AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF ELIGIBLE AWARDS ARE URGED TO EVALUATE CAREFULLY ALL OF THE INFORMATION IN THE OFFER AND TO CONSULT THEIR OWN LEGAL, INVESTMENT AND/OR TAX ADVISORS. HOLDERS OF ELIGIBLE AWARDS MUST MAKE THEIR OWN DECISION WHETHER TO TENDER ANY OR ALL OF THEIR ELIGIBLE AWARDS FOR EXCHANGE.

4.  PROCEDURES FOR TENDERING ELIGIBLE AWARDS

     Proper Tender of Eligible Awards. To validly tender Eligible Awards pursuant to the Offer, the holder of Eligible Awards must, in accordance with the terms of the Letter of Transmittal, properly complete, duly execute and deliver to the Company the Letter of Transmittal, or a facsimile of the Letter of Transmittal, along with any other required documents. The Company must receive the Letter of Transmittal before the Expiration Date at the following address or facsimile number:

     Phillips Petroleum Company
     524 Phillips Building
     Bartlesville, Oklahoma 74004
     Attention: Manager, Compensation and Benefits
     Facsimile Number: (918) 662-5133 or (918) 662-5195

     THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING LETTERS OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF HOLDERS OF ELIGIBLE AWARDS. IF A HOLDER OF ELIGIBLE AWARDS DELIVERS BY MAIL, THE COMPANY RECOMMENDS THAT HE OR SHE USE REGISTERED MAIL WITH RETURN RECEIPT REQUESTED AND PROPERLY INSURE THE MATERIALS. IN ALL CASES, HOLDERS OF ELIGIBLE AWARDS SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY.

     Determination of Validity; Rejection of Tenders; Waiver of Defects; No Obligation to Give Notice of Defects. The Company will determine, in its sole discretion, all questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of Eligible Awards. The Company's determination of these matters will be final and binding on all parties. The Company reserves the right to reject any or all tenders of Eligible Awards that the Company determines are not in appropriate form or that the Company determines are unlawful to accept. Otherwise, the Company will accept properly and timely tendered Eligible Awards that are not validly withdrawn. The Company also reserves the right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular Eligible Awards or any particular holder of Eligible Awards. No tender of Eligible Awards will be deemed to have been properly made until all defects or irregularities have been cured by the tendering holder of Eligible Awards or waived by the Company. Neither the Company nor any other person is obligated to give the holders of Eligible Awards notice of any defects or irregularities in his or her tender, nor will the Company incur any liability for failure to give a holder of Eligible Awards any such notice.

     The Company's Acceptance Constitutes an Agreement. The tender of Eligible Awards pursuant to the procedures described above constitutes acceptance of the terms and conditions of the Offer by the holder of such Eligible Awards. THE COMPANY'S ACCEPTANCE FOR EXCHANGE OF THE ELIGIBLE AWARDS TENDERED BY THE HOLDER OF ELIGIBLE AWARDS PURSUANT TO THE OFFER WILL CONSTITUTE A BINDING AGREEMENT BETWEEN THE COMPANY AND THE HOLDER OF ELIGIBLE AWARDS UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER.

     Subject to the Company's rights to extend, terminate and amend the Offer, the Company currently expects that it will accept, promptly after the Expiration Date, all properly tendered Eligible Awards that have not been validly withdrawn.

5.  WITHDRAWAL RIGHTS

     Holders of Eligible Awards may only withdraw their tendered Eligible Awards in accordance with the provisions of this Section 5 of this Offer to Exchange.

     Holders of Eligible Awards may withdraw their tendered Eligible Awards at any time before the Expiration Date; provided, however, that, if the Offer is extended by the Company beyond the Expiration Date, holders of Eligible Awards may withdraw their tendered Eligible Awards at any time until the extended Expiration Date. In addition, unless the Company terminates the Offer or accepts such tendered Eligible Awards for exchange before 12:00 midnight, Central time, on February 14, 2002, holders of Eligible Awards may withdraw such tendered Eligible Awards at any time after 12:00 midnight, Central time, on February 14, 2002.

     To validly withdraw tendered Eligible Awards, a holder of Eligible Awards must deliver to the Company, at the address set forth in Section 4 of this Offer to Exchange, a written notice of withdrawal, or a facsimile thereof, stating the holder's name, the number of previously tendered Eligible Awards and the holder's desire to withdraw the tender of Eligible Awards, while the holder of Eligible Awards still has the right to withdraw his or her tendered Eligible Awards. The notice of withdrawal must specify the name of the holder of Eligible Awards who tendered the Eligible Awards to be withdrawn and the number of Eligible Awards to be withdrawn. Except as described in the following sentence, the notice of withdrawal must be executed by the holder of Eligible Awards who tendered the Eligible Awards to be withdrawn exactly as such holder's name appears on the documents evidencing such Eligible Awards. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in such capacity must be identified on the notice of withdrawal.

     Holders of Eligible Awards may not rescind any withdrawal. Any Eligible Awards withdrawn will thereafter be deemed not properly tendered for purposes of the Offer, unless such holder of Eligible Awards properly re-tenders those Eligible Awards before the Expiration Date by following the procedures described in Section 4 of this Offer to Exchange.

     Neither the Company nor any other person is obligated to give holders of Eligible Awards notice of any defects or irregularities in any notice of withdrawal that such holders of Eligible Awards may submit, nor will the Company incur any liability for failure to give such holders of Eligible Awards any such notice. The Company will determine, in its discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. The Company's determination of these matters will be final and binding.

6. ACCEPTANCE OF ELIGIBLE AWARDS; GRANT OF RESTRICTED STOCK UNITS AND NEW LTIP AWARDS

     Upon the terms and subject to the conditions of the Offer and as promptly as reasonably practicable following the Expiration Date, the Company will accept for exchange and cancel all Eligible Awards properly tendered and not validly withdrawn before the Expiration Date. If properly tendered Eligible Awards are accepted for exchange, the holders of such Eligible Awards will receive the consideration set forth in Section 9 of this Offer to Exchange.

     If the restrictions on any award that a holder of Eligible Awards tenders lapse on or before the Expiration Date, or if any award that a holder of Eligible Awards tenders is forfeited by its terms on or before the Expiration Date, the award will not be considered an Eligible Award and will not be exchanged in the Offer. If an Eligible Participant's employment or service as a non-employee director ends before the Expiration Date, none of his or her awards will be considered Eligible Awards and will not be exchanged in the Offer.


     For purposes of the Offer, the Company will be deemed to have accepted for exchange Eligible Awards that are validly tendered and not properly withdrawn as, if and when the Company gives oral or written notice to the holders of such Eligible Awards of the Company's acceptance for exchange of such Eligible Awards, which may be given by e-mail. Subject to the Company's rights to extend, terminate and amend the Offer, the Company will accept, promptly after the Expiration Date, all properly tendered Eligible Awards that are not validly withdrawn. Promptly after the Expiration Date, holders of Eligible Awards who tendered their Eligible Awards will receive a new award agreement or letter.

     If the Company exchanges Eligible Shares of Restricted Stock that a holder of Eligible Awards tenders in the Offer, such holder will no longer have the right to have the Eligible Shares of Restricted Stock delivered to him or her upon adoption of the Merger Agreement by the stockholders of the Company or any other change of control event, and, as of the time those Eligible Shares of Restricted Stock are cancelled, a holder of Eligible Awards will no longer have any rights of a holder of Common Stock as to those Eligible Shares of Restricted Stock, including the right to vote and to receive dividends. However, the restrictions on the Restricted Stock Units that a holder of Eligible Awards receives in exchange for his or her Eligible Shares of Restricted Stock will lapse upon adoption of the Merger Agreement by the stockholders of the Company or any other change of control event, and the Restricted Stock Units will carry dividend equivalent rights but no voting rights.

     If the Company exchanges Eligible LTIP Awards that a holder of Eligible Awards tenders in the Offer, such holder will no longer have the right to receive a cash payment in settlement of the Eligible LTIP Awards upon adoption of the Merger Agreement by the stockholders of the Company or any other change of control event, but will, instead, receive a New LTIP Award.

7.  CONDITIONS OF THE OFFER


     Notwithstanding any other provision of the Offer, and in addition to, and not in limitation of, the Company's right to extend or amend the Offer at any time, in its sole discretion, the Company will not be required to accept for exchange, or exchange, any Eligible Awards tendered, and the Company may terminate or amend the Offer or may postpone, subject to the requirements of the Exchange Act, for prompt payment for or return of the Eligible Awards, the acceptance for exchange, and exchange, of Eligible Awards tendered, if, at any time on or after the date of the Offer and before acceptance for exchange, or exchange, of any Eligible Awards, any of the following shall have occurred or shall have been determined, in its reasonable judgment to have occurred and, in any such case, the event makes it, in the Company's judgment, inadvisable to proceed with the Offer or with the acceptance for exchange or exchange:


     (a) the Merger Agreement shall have been terminated;

     (b) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, or before any court or governmental, regulatory or administrative authority, agency or tribunal, domestic or foreign, which, directly or indirectly (i) challenges the making of the Offer, the acquisition of some or all of the Eligible Awards pursuant to the Offer or otherwise relates in any manner to the Offer, or (ii) in the Company's sole judgment, could materially and adversely affect the Company's business, financial or other condition, income, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of the Company's business or any of its affiliates or materially impair the contemplated benefits of the Offer to the Company;

     (c) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced, issued or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any government or governmental, regulatory or administrative authority, agency or tribunal, domestic or foreign, which, in the Company's sole judgment, would or might, directly or indirectly, (i) make the acceptance for payment of, or payment for, some or all of the Eligible Awards illegal or otherwise restrict or prohibit consummation of the Offer, (ii) delay or restrict the Company's ability, or render the Company unable, to accept for payment or pay for some or all of the Eligible Awards, (iii) materially impair the contemplated benefits of the Offer to the Company; or (iv) materially affect the Company's business, financial or other condition, income, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of the Company's business or any of its affiliates;

     (d) there shall have occurred (i) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (ii) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market,
(iii) the commencement of a war, armed hostilities or any other national or international crisis, directly or indirectly, involving the United States, (iv) any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in the Company's sole judgment, might affect, the extension of credit by banks or other lending institutions in the United States,
(v) any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the Company's sole judgment, have a material adverse effect on the Company's business, financial or other condition, income, operations or prospects, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the Company's sole judgment, a material acceleration or worsening thereof;

     (e) any change shall have occurred or shall have been threatened in the Company's business, financial or other condition, income, operations or prospects, which, in the Company's sole judgment, is or may be materially adverse to the Company or any of its affiliates, or any other event shall have occurred that, in the Company's sole judgment, materially impairs the contemplated benefits of the Offer to the Company;

     (f) any tender or exchange offer with respect to some or all of the capital stock of the Company, other than the Offer, or any merger, business combination or acquisition proposal, disposition of assets, other than the Merger, or other similar transaction with or involving the Company or any of its affiliates, other than the Offer, shall have been proposed, announced or made by any individual or entity.


     The foregoing conditions are for the Company's sole benefit and may be asserted by the Company, regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition. Prior to the expiration of the Offer (and thereafter as well, with respect to conditions relating to regulatory approvals), at any time and from time to time, any such condition may be waived by the Company, in whole or in part, in the Company's sole discretion. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by the Company concerning the events described in this Section 7 and any related judgment by the Company regarding the inadvisability of proceeding with the acceptance for payment or payment for any tendered Eligible Awards shall be final and shall be binding on all parties.


8. PRICE RANGE OF COMMON STOCK ON WHICH RESTRICTED STOCK UNITS AND NEW LTIP AWARDS WILL BE GRANTED

     Common Stock is traded on the New York Stock Exchange, the Pacific Stock Exchange and the Toronto Stock Exchange under the symbol "P." The following table shows, for the periods indicated, the high and low sales prices per share for the last two years of the Common Stock as reported by the New York Stock Exchange Composite Index.

CALENDAR PERIOD:                                               HIGH     LOW
----------------                                              ------   ------
1999
  Fourth Quarter............................................  $51.88   $44.56
2000
  First Quarter.............................................  $47.13   $35.94
  Second Quarter............................................  $57.69   $45.50
  Third Quarter.............................................  $70.00   $46.81
  Fourth Quarter............................................  $68.25   $51.50
2001
  First Quarter.............................................  $59.00   $51.70
  Second Quarter............................................  $68.00   $52.78
  Third Quarter.............................................  $59.86   $50.00
  Fourth Quarter (through December 11, 2001)................  $58.90   $50.66

     As of November 30, 2001, the last reported sale price of the Common Stock, as reported by the New York Stock Exchange Composite Index, was $55.63 per share, and for voting purposes there were 409,129,588 shares of Common Stock outstanding (including the 27,556,573 shares of Common Stock held by the Phillips Petroleum Company Compensation and Benefits Arrangements Stock Trust) at the close of business on November 30, 2001.

     THE COMPANY RECOMMENDS THAT HOLDERS OF ELIGIBLE AWARDS OBTAIN CURRENT MARKET QUOTATIONS FOR THE COMMON STOCK BEFORE DECIDING WHETHER TO TENDER THEIR ELIGIBLE AWARDS.

9. SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF RESTRICTED STOCK UNITS AND NEW LTIP AWARDS

  CONSIDERATION


     Restricted Stock Units. As consideration for Eligible Shares of Restricted Stock validly tendered by Eligible Participants who are employees and accepted by the Company pursuant to the Offer, the Company will grant "Restricted Stock Units" representing hypothetical shares of Common Stock under the Omnibus Plans. As consideration for Eligible Shares of Restricted Stock validly tendered by Eligible Participants who are non-employee directors and accepted by the Company pursuant to the Offer, the Company will grant Restricted Stock Units representing hypothetical shares of Common Stock under the Director Stock Plan. The Company will grant the Restricted Stock Units promptly following the date the Company cancels the Eligible Shares of Restricted Stock that the Company accepts for exchange in the Offer. If the Company exchanges any Eligible Shares of Restricted Stock that a holder of Eligible Awards tenders pursuant to the Offer, such holder will receive Restricted Stock Units representing the same number of hypothetical shares of Common Stock. An award agreement for the Restricted Stock Units will be entered into between the Company and each Eligible Participant whose tendered Eligible Shares of Restricted Stock are accepted for exchange by the Company in the Offer.



     New LTIP Awards. As consideration for Eligible LTIP Awards validly tendered and accepted by the Company pursuant to the Offer, the Company will grant New LTIP Awards under the Omnibus Plans, promptly following the date the Company cancels the Eligible LTIP Awards that the Company accepts for exchange in the Offer. A "New LTIP Award" represents a number of hypothetical shares of Common Stock having a fair market value on the date of issuance equal to the cash payment that would otherwise become due. Each New LTIP Award will be documented by a letter from the Company to the holder of the Eligible LTIP Award. Pursuant to the letter, the holder of the Eligible LTIP Award will be granted Restricted Stock Units, rather than receiving a cash payment, upon adoption of the Merger Agreement by the stockholders of the Company.


  TERMS OF THE RESTRICTED STOCK UNITS

     The restrictions on the Restricted Stock Units granted in exchange for Eligible Shares of Restricted Stock will lapse at the same times and subject to the same conditions as the Eligible Shares of Restricted Stock that they replace. All restrictions on the Restricted Stock Units will lapse upon adoption of the Merger Agreement by the stockholders of the Company.

     The Restricted Stock Units will not be actual shares, so, if a holder of Eligible Awards receives any such Restricted Stock Units, such holder will not have the right to vote the shares that the Restricted Stock Units represent, nor will such holder have any other ownership rights with respect to the shares that the Restricted Stock Units represent, until such time (if any) as actual shares of Common Stock are delivered in settlement of the Restricted Stock Units. The Restricted Stock Units will have dividend equivalent rights, as described below.

     The dividend equivalent rights for Restricted Stock Units granted to Eligible Participants who are employees are as follows. If a dividend or other distribution is declared on the Common Stock (or ConocoPhillips Common Stock (as defined below), after completion of the Merger) with a record date that occurs before the Restricted Stock Units are settled, as provided for below, unless a corresponding adjustment is made to the number of Restricted Stock Units under
Section 8 of the applicable Omnibus Plan, the holder of the Restricted Stock Units will receive a cash payment equal to the value of the dividend or other distribution that would be payable with respect to the Restricted Stock Units as if they were actual share of Common Stock. In the case of a cash dividend, the dividend value will be the amount of cash that would be payable. In the case of a dividend or distribution payable in shares of Common Stock (or ConocoPhillips Common Stock, after completion of the Merger), the value will be based on the fair market value (as defined below) of the Common Stock (or Conoco Phillips Common Stock, after the completion of the Merger) of stock on the distribution date of the dividend. In the case of other non-cash distributions, the value will be determined by the Committee that administers the applicable Omnibus Plan.

     The dividend equivalent rights for Restricted Stock Units granted to Eligible Participants who are non-employee directors are as follows. If a dividend or other distribution is declared on Common Stock (or ConocoPhillips Common Stock, after completion of the Merger) with a record date that occurs before the Restricted Stock Units are settled, as provided for below, additional Restricted Stock Units will be credited under each Restricted Stock Unit award granted to an Eligible Participant who is a non-employee director. The number of additional Restricted Stock Units will be equal to (a) the fair market value on the payment date for such dividend or other distribution of a share of Common Stock (or ConocoPhillips Common Stock, after completion of the Merger), divided by (b) the dividend value (as defined below). The "fair market value" of a share of Common Stock on a particular date means the average of the reported highest and lowest selling prices per share of Common Stock on such date, as reported by the previous day's New York Stock Exchange Composite Index (or such other reporting system as shall be selected by the Chief Executive Officer); however, if there is no such trading on that date, the trading prices on the most recent previous date on which such trading occurred will be used. "Dividend value" means the value of the dividend or other distribution that would be payable with respect to the Restricted Stock Units if such Restricted Stock Units were actual shares of Common Stock; in the case of a cash dividend, the dividend value will be the amount of cash that would be payable, and in the case of a dividend or distribution payable in shares of Common Stock (or ConocoPhillips common stock, after completion of the Merger), the value will be based on the fair market value of Common Stock (or ConocoPhillips Common Stock, after completion of the Merger) on the distribution date of the dividend. In the case of other non-cash distributions, the value will be determined by the Chief Executive Officer of the Company.

     The Restricted Stock Units will be settled at the same times as the Eligible Shares of Restricted Stock for which they have been exchanged would have been released from escrow, absent the accelerated delivery resulting from adoption of the Merger Agreement by the stockholders of the Company.

     This settlement of Restricted Stock Units will take the form of delivery of a number of shares of Common Stock (or ConocoPhillips Common Stock, after completion of the Merger) equal to the number of Restricted Stock Units being settled, unless the holder is eligible, and has previously elected, to defer the value of the shares of Common Stock or restricted stock under the Key Employee Deferred Compensation Plan of Phillips Petroleum Company or the Deferred Compensation Plan for Non-Employee Directors of Phillips Petroleum Company (the "Deferred Compensation Plans"). If such a deferral is elected, the Restricted Stock Units will be settled by a credit to the holder's deferral account under the applicable Deferred Compensation Plan equal to the value of the shares of restricted stock that would otherwise be delivered to the holder, as determined under the applicable Deferred Compensation Plan.

  TERMS OF NEW LTIP AWARDS

     Each New LTIP Award generally will have the same terms and conditions as the Eligible LTIP Award it replaces, except that, instead of receiving a cash payment in settlement of the award upon the adoption of the Merger Agreement by the stockholders of the Company or another change of control event, and instead of receiving restricted stock upon settlement of the Eligible LTIP Award before adoption of the Merger Agreement by the stockholders of the Company or other change of control event, the Eligible Participant will receive Restricted Stock Units. These New LTIP Awards will represent a number of hypothetical shares of Common Stock having a fair market value on the date of issuance equal to the cash payment that would otherwise become due. These Restricted Stock Units generally will have the same terms and conditions as the restricted stock that would have been received in settlement of the exchanged Eligible LTIP Awards if stockholders of the Company had not adopted the Merger Agreement, except that the Restricted Stock Units will not represent actual shares, will not have voting rights, and will have dividend equivalent rights instead of receiving actual dividends, as described above.

     Restricted Stock Units granted in settlement of New LTIP Awards will be settled at the same times as the restricted stock that would have been granted under the Eligible LTIP Award would have been released from escrow, absent the accelerated delivery resulting from adoption of the Merger Agreement by the stockholders of the Company.

  TERMS OF THE OMNIBUS PLANS AND THE DIRECTOR STOCK PLAN

     The following description summarizes the material terms of the Omnibus Plans and the Director Stock Plan, and the Eligible Awards granted thereunder.

  THE OMNIBUS PLANS

     General. The purposes of the Omnibus Plans are to benefit the stockholders of the Company by encouraging high levels of performance of key employees and to enable the Company to recruit, reward, retain and motivate employees by rewarding the creation of shareholder value.

     Shares of Common Stock that have been or may be issued in any year under the Omnibus Plan (including issuances under the 1986 Stock Plan and 1990 Stock
Plan) may not exceed 0.8% of the total issued and outstanding shares of Common Stock on December 31 of the immediately preceding year. In the event that the shares of Common Stock available in one year are not completely used for awards in that year, the number of shares of Common Stock not used will be carried forward, and will be available for awards in succeeding calendar years through 2002, in addition to the 0.8% otherwise available. Grants other than stock options and stock appreciation rights ("SARs") that are made under the Omnibus Plan following adoption of the 2002 Omnibus Plan may not exceed 700,000 shares of Common Stock. No more than 30% of the shares of Common Stock outstanding under the Omnibus Plans will be issuable as restricted stock. The aggregate number of shares of Common Stock that may be subject to incentive stock options under the Omnibus Plans may not exceed 20,000,000 shares of Common Stock.

     Under the 2002 Omnibus Plan, the number of shares of Common Stock for which awards may be granted is 17,966,715. Grants other than stock options and SARs that may be made under the 2002 Omnibus Plan may not exceed 2,874,674. Under the 2002 Omnibus Plan, no participant may be granted in any calendar year stock options and SARs covering in excess of 2,000,000 shares of Common Stock, qualified performance-based awards covering in excess of 2,000,000 shares of Common Stock or allowing for the payment of cash in excess of $10,000,000.

     Administration. The Omnibus Plans are administered by the Compensation Committee of the Board of Directors of the Company or its successor (the "Committee"). The Committee has the power to grant awards, to determine the terms and conditions of awards, and to interpret the Omnibus Plans. The Committee's interpretations and decisions in administering the Omnibus Plans are final and conclusive upon the participants and all other parties.

     Eligible Participants; Types of Awards. The Omnibus Plans provide for grants to employees who are designated as participants by the Committee. The types of awards available under the Omnibus Plans include (a) stock options, (b) SARs, (c) restricted stock, (d) performance awards, and (e) restricted stock units and other stock-based awards and non-stock-based awards.

     Stock Options. Stock options are rights to purchase a specified number of shares of stock at a predetermined price during a period of time specified by the Committee at the time of grant. Stock options either may be incentive stock options, which qualify for special tax treatment for U.S. federal income tax purposes, or non-qualified stock options. The term of any stock option granted under the Omnibus Plans may not exceed ten years. Under the Omnibus Plans, a stock option must have an exercise price no less than the fair market value of the stock subject to the stock option on the date that the stock option is granted.

     Stock Appreciation Rights. An SAR is a right to receive, upon surrender of the SAR, but without payment, an amount in cash and/or shares of Common Stock under terms and conditions that the Committee determines. A participant may be granted an SAR in tandem with part or all of, in addition to, or completely independent of, a stock option or any other award under the Omnibus Plans. A participant may be granted an SAR issued in tandem with a stock option at the time of grant of the related stock option or at any time thereafter during the term of the stock option.

     The amount payable in cash and/or shares of Common Stock with respect to each SAR is equal in value to the amount by which the fair market value of the Common Stock on the exercise date exceeds the exercise price of the SAR. A participant may exercise SARs issued in tandem with stock options only to the extent that he or she may exercise the stock options to which they relate. Upon exercise of the SAR, a participant will surrender to the Company the underlying stock option. SARs issued in tandem with stock options automatically will terminate upon the exercise of the stock options.

     Restricted Stock. Restricted stock is stock of the Company that is subject to terms, conditions and restrictions as the Committee deems appropriate. The terms, conditions and restrictions may include, but are not limited to, restrictions upon the sale, assignment, transfer or other disposition of the restricted stock and the requirement of forfeiture of the restricted stock upon termination of employment under certain specified conditions. The Committee may provide for the lapse of any such terms or conditions or waive any term or condition based on factors or criteria as the Committee determines.

     Other Awards, including Restricted Stock Units. The other types of stock-based and non-stock-based awards under the Omnibus Plans include, without limitation, (a) awards under which shares of stock are or may in the future be acquired, (b) awards denominated in stock units, (c) securities convertible into stock, (d) phantom securities and (e) dividend equivalents.

     The Committee may determine the terms and conditions of such other awards, provided that such awards may not be inconsistent with the terms of the Omnibus Plans.

     The Restricted Stock Units that the Company expects to grant pursuant to the Offer will be a form of other stock-based awards.

     Performance Awards. Performance awards are awards that are contingent upon the performance of all or a portion of the Company and/or its subsidiaries or that are contingent upon a participant's individual performance. A participant may be granted performance awards in the form of performance units, performance shares and such other forms of performance awards that the Committee determines. The Committee will determine the performance measurements and criteria for the performance awards. Performance awards are nontransferable, other than by will or under the laws of descent and distribution.

     The Company has used the performance award provisions of the Omnibus Plan to grant participants long-term incentive plan awards, known as "LTIP" awards, which are settled with restricted stock. In addition, pursuant to the Offer, the Company expects to grant the New LTIP Awards that will be settled with Restricted Stock Units.

     Adjustments upon Changes in Capitalization. In the event of any change in the Company's corporate structure affecting Common Stock, or in the event of a sale of all or a significant part of the Company's assets, or any distribution to the shareholders of the Company other than a normal cash dividend, the Committee may make appropriate adjustment in the number, kind, price and value of Common Stock authorized by the Omnibus Plans and any adjustments to outstanding awards as it determines appropriate so as to prevent dilution or enlargement of rights. Under this provision, all awards that are outstanding at the time the Merger is completed will be converted into awards with respect to the same number of shares of Common Stock.

     Change of Control. In the event of a change of control (as defined in the Omnibus Plans) unless otherwise provided in the award agreement for a particular award, the following will occur: (a) any stock options and SARs outstanding as of the date of the change of control that are not then fully exercisable and vested will become fully exercisable and vested; (b) all restrictions and other limitations applicable to any restricted stock will lapse and the restricted stock will become free of all restrictions and become fully vested and transferable; (c) all performance awards and other awards outstanding as of the date of the change of control will be considered to be earned and payable in full, and any deferral or other restriction will lapse and performance units will be settled in cash as promptly as practicable; and (d) all restrictive covenants applicable to any outstanding awards will become ineffective.

     The adoption of the Merger Agreement by the stockholders of the Company would be a change of control under the Omnibus Plan and the completion of the Merger will be a change of control under the 2002

Omnibus Plan. Any awards granted under the 2002 Plan in exchange for awards granted under the Omnibus Plan pursuant to the Offer will be governed by the change of control provisions of the Omnibus Plan, as described above. However, for purposes of awards granted on or after November 18, 2001, other than any awards granted in exchange for Eligible Awards pursuant to the Offer, the change of control provisions described above will not be triggered by the adoption of the Merger Agreement by the shareholders of the Company, nor by the consummation of any of the other transactions contemplated by the Merger Agreement.

     Amendment. The Company generally has reserved the right for the Board of Directors of the Company to amend, modify, suspend or terminate the Omnibus Plans. However, no such amendment or termination may (a) increase the number of shares of Common Stock issuable under the Omnibus Plans, except as described under "Adjustment upon Changes in Capitalization" above, (b) materially modify the requirements of eligibility for participation in the Omnibus Plans, (c) materially increase the benefits accruing to participants under the Omnibus Plan, or (d) extend the duration of the Omnibus Plans beyond the date approved by stockholders of the Company.

     In addition, if any amendment will adversely affect a participant's rights, the amendment will not be effective without such participant's consent.

  THE DIRECTOR STOCK PLAN

     General. The purposes of the Director Stock Plan are to enable non-employee directors of the Company to acquire additional stock ownership to further align their interests with the interests of stockholders of the Company and to attract and retain highly qualified individuals as directors of the Company. The Director Stock Plan provides for awards of unrestricted or restricted shares of Common Stock and Restricted Stock Units based upon shares of Common Stock to be granted as payment for services rendered as a non-employee director of the Company. Each non-employee director of the Company automatically participates in the Director Stock Plan.

     Administration. The Board of Directors of the Company has appointed the Chief Executive Officer of the Company to administer the Director Stock Plan. The Chief Executive Officer of the Company is authorized to adopt rules and regulations, to make determinations under the Director Stock Plan, and to appoint agents as he or she deems appropriate for the proper administration of the Director Stock Plan.

     Amendments. The Director Stock Plan may be amended or terminated by the Board of Directors of the Company. No amendment or termination of the Director Stock Plan shall deprive any non-employee director or former non-employee director of the Company or any of their beneficiaries of any right or benefits accrued to the date of such amendment or termination.

     Term. The Director Stock Plan was amended and restated on December 14, 1998 and has no expiration date.

     Prohibition Against Transfer/Vesting. Shares of restricted stock are subject to transfer restrictions and vesting requirements.

     The Company's statements in the Offer concerning the Omnibus Plans and the Director Stock Plan are summaries, and are subject to, and are qualified in their entirety by reference to, all provisions of the Omnibus Plans and the Director Stock Plan, all of which have been filed with the SEC. See Section 17 of this Offer to Exchange for a discussion of how to obtain copies of the Omnibus Plans and the Director Stock Plan.

10.  INFORMATION CONCERNING THE COMPANY

     The Company was incorporated in Delaware in 1917, and is headquartered in Bartlesville, Oklahoma. The Company is an integrated petroleum company with interests around the world. The Company and its wholly owned subsidiaries had approximately 38,600 employees and $35.4 billion of assets at September 30, 2001. The Company's principal executive offices are located at the Phillips Building, Bartlesville, Oklahoma 74004. The telephone number at the Company's executive offices is (918) 661-6600.

     On November 18, 2001, the Company and Conoco announced that their Boards of Directors had unanimously approved a merger of equals, and that the Company and Conoco had signed the Merger Agreement. ConocoPhillips will be the third largest integrated energy company in the United States, based on market capitalization, oil and gas reserves and production. It will be the sixth largest non-governmentally owned energy company worldwide, based on hydrocarbon reserves, and will be the fifth largest global refiner worldwide.

     Under the terms of the Merger Agreement, stockholders of the Company will receive one share of ConocoPhillips common stock, par value $.01 per share, of ConocoPhillips ("ConocoPhillips Common Stock") for each share of Common Stock they own and stockholders of Conoco will receive 0.4677 of a share of ConocoPhillips Common Stock for each share of common stock, par value $.01 per share, of Conoco they own. The Merger is expected to be completed in the second half of 2002.

     The Company's statements in the Offer concerning the Merger are merely summaries and are subject to, and are qualified in their entirety by reference to, all provisions of the Merger Agreement, which is filed as an exhibit to the Form 8-K, filed with the SEC on November 19, 2001, and is incorporated herein by reference. See Section 17 of this Offer to Exchange for a discussion of how to obtain copies of these documents.

11. INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE ELIGIBLE AWARDS

     A list of directors and executive officers of the Company is attached to this Offer to Exchange as Schedule A. As of December 7, 2001, (1) under the Omnibus Plan, the 1990 Stock Plan, the ICP, the 1986 Stock Plan and the Director Stock Plan, the directors and executive officers of the Company as a group beneficially owned 481,148 Eligible Shares of Restricted Stock, which represented approximately 66% of the Eligible Shares of Restricted Stock and (2) under the Omnibus Plan, the 1990 Stock Plan, the ICP and the 1986 Stock Plan, the executive officers of the Company beneficially owned Eligible LTIP Awards representing the opportunity to receive 282,953 shares of restricted stock at the target level, which represented approximately 59% of the total number of shares of restricted stock that may be received at the target level pursuant to all Eligible LTIP Awards.

     The following transactions with respect to Eligible Awards and Common Stock have occurred in the last 60 days:

     Robert M. Devlin and Victoria J. Tschinkel have elected under the Director Stock Plan to take a portion of their monthly compensation in the form of restricted stock. Pursuant to these elections, on October 31, 2001, Mr. Devlin was granted 80 shares of restricted stock at a price of $54.815 per share and Ms. Tschinkel was granted 41 shares of restricted stock at a price of $54.815 per share. On November 30, 2001, Mr. Devlin was granted 79 shares of restricted stock at a price of $55.535 per share and Ms. Tschinkel was granted 40 shares of restricted stock at a price of $55.535 per share.

     On November 28, 2001, Thomas D. O'Malley exercised employee stock options administered under the Omnibus Plan to acquire 30,000 shares of Common Stock at a price of $9.04 per share. That same day, Mr. O'Malley sold 30,000 shares of Common Stock into the open market, 10,000 shares of which were sold at $55.00 per share, 10,000 shares of which were sold at $55.20 per share, and 10,000 shares of which were sold at $55.40 per share. Also that same day, Mr. O'Malley made a bona fide gift of 6,000 shares of Common Stock. The closing price of Common Stock on November 28, 2001 was $54.64 per share. On November 29, 2001, Mr. O'Malley exercised employee stock options administered under the Omnibus Plan to acquire 30,000 shares of Common Stock at a price of $9.04. That same day, Mr. O'Malley sold 30,000 shares of Common Stock into the open market, 10,000 shares of which were sold at $55.75 per share, 10,000 shares of which were sold at $55.80 per share and 10,000 shares of which were sold at $56.00 per share. On December 12, 2001, Mr. O'Malley exercised stock options administered under the Omnibus Plan to acquire 35,390 shares of Common Stock at $12.19 per share. That same day, Mr. O'Malley sold 10,000 shares at $56.00 per share, 10,000 shares at $56.10 per share, 10,000 shares at $55.90 per share, and 5,390 shares at $56.20 per share.

     Except as otherwise described above, there have been no transactions with respect to Eligible Awards or Common Stock that were effected during the past 60 days by the Company, or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company or an associate of any of the foregoing.

12. STATUS OF ELIGIBLE AWARDS ACQUIRED BY THE COMPANY IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER

     Eligible Shares of Restricted Stock the Company acquires pursuant to the Offer that were granted under the Omnibus Plan will be cancelled and returned to the pool of shares available for grants of shares under the Omnibus Plan. To the extent such shares are not fully reserved for issuance upon settlement of the Restricted Stock Units, the shares will be available for future awards to eligible plan participants without further stockholder action, except as required by applicable law or the rules of the New York Stock Exchange or any other securities quotation system or any stock exchange on which Common Stock is then quoted or listed. Eligible Shares of Restricted Stock that the Company acquires pursuant to the Offer that were granted under the 1990 Stock Plan, the ICP, the 1986 Stock Plan and the Director Stock Plan will be cancelled.

     The Company believes that, as a result of the transactions contemplated by the Offer, compensation expense for accounting purposes in 2002 with respect to Eligible Participants whose Eligible Awards are exchanged pursuant to the Offer will not materially change, except that the cash payment of dividend equivalents will result in compensation expense for accounting purposes.

13.  LEGAL MATTERS; REGULATORY APPROVALS

     The Company is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by the Company's exchange of Eligible Awards or the issuance of Restricted Stock Units or New LTIP Awards as contemplated by the Offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the exchange of the Eligible Awards as contemplated by the Offer. Should any such approval or other action be required, the Company presently contemplates that it will seek such approval or take such other action. The Company is unable to predict whether it may determine that it is required to delay the acceptance of Eligible Awards for exchange pending the outcome of any such matter. The Company cannot assure holders of Eligible Awards that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligation under the Offer to accept tendered Eligible Awards, and to issue Restricted Stock Units and New LTIP Awards, is subject to conditions, including the conditions described in Section 7 of this Offer to Exchange.

14.  MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following is a general summary of the material U.S. federal income tax consequences of the exchange of Eligible Awards pursuant to the Offer. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), its legislative history, treasury regulations thereunder and administrative and judicial interpretations thereof as of the date of the Offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to holders of Eligible Awards in light of their particular circumstances, nor is it intended to be applicable in all respects to all categories of persons to whom the Offer is made. In particular, this discussion does not address any U.S. state or local or foreign tax consequences.

     If the Company exchanges validly tendered Eligible Awards in the Offer, the Company believes that the holder of the Eligible Awards will not be required under current law to recognize income for U.S. federal income tax purposes at the time of the grant of Restricted Stock Units and/or New LTIP Awards. However, if the holder of Eligible Awards is an employee or former employee of the Company, such holder will recognize taxable income upon the receipt of cash payments of dividend equivalents and any required tax withholding will be withheld from such cash payment. Eligible Participants who are employees or former employees of the Company also will recognize taxable income upon the receipt of shares of Common Stock (or ConocoPhillips Common Stock, after completion of the Merger) in settlement of their Restricted Stock Units or New LTIP Awards received under a Restricted Stock Unit or a New LTIP Award, in an amount equal to the then-value of the shares of Common Stock (or ConocoPhillips Common Stock, after completion of the Merger). Such Eligible Participants who are employees or former employees of the Company will be required to satisfy all required tax withholding at the time by arranging for withholding of some of the shares that otherwise would be delivered to them by having the Company deduct the withholding taxes from any cash payments that it owes to them (such as their regular paychecks), or by paying the required withholding directly to the Company. If such Eligible Participant elects to defer this value under the applicable Deferred Compensation Plan, his or her taxable income also will be deferred.

     If a holder of Eligible Awards does not tender all of his or her Eligible Awards, his or her tax treatment will be different. Upon adoption of the Merger Agreement by the stockholders of the Company, the restrictions on all of his or her Eligible Shares of Restricted Stock that are not tendered in the Offer will lapse and the shares will be delivered to him or her, and he or she will immediately recognize taxable income in an amount equal to the then-value of the shares. In addition, all of his or her Eligible LTIP Awards that are not exchanged in the Offer will be settled in cash upon adoption of the Merger Agreement by the stockholders of the Company, and this payment will be taxable income to him or her and cannot be deferred under the applicable Deferred Compensation Plan. Eligible Participants should consider these tax consequences in determining whether to tender any of their Eligible Awards in the Offer.

     The FICA (social security) tax consequences for employees and former employees will not differ depending upon whether their Eligible Awards are exchanged in the Offer. If the Eligible Participant is an employee or former employee of the Company, FICA tax generally is imposed when the restrictions on his or her awards lapse, regardless of when they are settled. If such Eligible Participant is 55 years of age or over, generally he or she already will have been subject to FICA tax on the value of his or her Eligible Shares of Restricted Stock. In addition, any Eligible Shares of Restricted Stock granted before January 1, 1994 will not be subject to any future FICA tax. However, if he or she is under 55 years of age, FICA tax will be imposed on (a) the value of restricted stock granted on or after January 1, 1994, (b) Restricted Stock Units granted in exchange for Eligible Shares of Restricted Stock that were granted on or after January 1, 1994, and (c) Restricted Stock Units received in settlement of New LTIP Awards, in each case, when the restrictions on the Eligible Awards lapse, including upon the adoption of the Merger Agreement by the stockholders of the Company. The Company will make arrangements with such Eligible Participant for the collection of this tax through payroll deductions or direct remittance.

     THE COMPANY RECOMMENDS THAT HOLDERS OF ELIGIBLE AWARDS CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF PARTICIPATING IN THIS OFFER TO EXCHANGE.

15.  EXTENSION OF OFFER; TERMINATION; AMENDMENT

     The Company expressly reserves the right, in its discretion, at any time and from time to time, and regardless of whether or not any event set forth in
Section 7 of this Offer to Exchange has occurred or is deemed by the Company to have occurred, to extend the period of time during which this Offer to Exchange is open and thereby delay the acceptance for exchange of any Eligible Awards by giving oral or written notice of such extension to the Eligible Participants and making a public announcement thereof.

     The Company also expressly reserves the right, in its sole judgment, prior to the Expiration Date to terminate or amend the Offer and to postpone its acceptance and cancellation of any Eligible Awards tendered upon the occurrence of any of the conditions specified in Section 7 of this Offer to Exchange, by giving oral or written notice of such termination or postponement to the Eligible Participants and making a public announcement thereof. The Company's right to delay its acceptance and cancellation of Eligible Awards tendered for exchange is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company must pay the consideration offered or return the Eligible Awards tendered promptly after termination or withdrawal of a tender offer.

     The Company may amend the Offer at any time and from time to time by making a public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., Central time on the next business day after the last previously scheduled or announced Expiration Date. Any announcement made pursuant to the Offer will be disseminated promptly to Eligible Participants in a manner reasonably designed to inform them of such change. Any such announcement may be made by e-mail.

If the Company materially changes the terms of the Offer or the information concerning the Offer, or if the Company waives a material condition of the Offer, it will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information.

16.  FEES AND EXPENSES

     The Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Eligible Awards pursuant to the Offer.

17.  ADDITIONAL INFORMATION

     The Company has filed with the SEC a Tender Offer Statement on Schedule TO, of which this Offer to Exchange is a part. This Offer to Exchange does not contain all of the information contained in the Tender Offer Statement on Schedule TO and the exhibits to the Tender Offer Statement on Schedule TO. The Company recommends that Eligible Participants review the Tender Offer Statement on Schedule TO, including its exhibits, before making a decision on whether to tender their Eligible Awards.

     The Company files annual, quarterly and special reports, proxy statements and other information with the SEC. Holders of the Eligible Awards may read and copy any document the Company files with the SEC at the SEC's public reference rooms at Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

     Holders of Eligible Awards may obtain information on the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. The Company's SEC filings also are available to the public from the SEC's Internet website at http://www.sec.gov.

     The SEC allows the Company to "incorporate by reference" into this Offer to Exchange the information the Company files with the SEC. This means that the Company is permitted to disclose information to holders of the Eligible Awards by referring such holders to other documents the Company has filed with the SEC. The information incorporated by reference is considered to be part of the Offer, and information that the Company files with the SEC after the date of the Offer will automatically update and supersede this information.

     The Company incorporates by reference in the Offer all the documents listed below and any filings the Company makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the Offer and before the Expiration Date of the Offer:

     - the Company's Annual Report on Form 10-K for the year ended December 31, 2000, as amended on Form 10-K/A on June 26, 2001;

     - the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30, and September 30, 2001; and

     - the Company's Current Reports on Form 8-K filed with the SEC on: February 5, 2001, February 21, 2001, April 11, 2001, September 18, 2001, September 28, 2001, October 31, 2001, November 13, 2001, November 19, 2001, and
       December 13, 2001.

     The Company will deliver, without charge, to anyone receiving this Offer to Exchange, upon written or oral request, a copy of any document incorporated by reference in this Offer to Exchange but not delivered to him or her with this Offer to Exchange, excluding all exhibits to those documents except any exhibit that has been specifically incorporated by reference. Requests for these documents should be made to the following address and phone number: Phillips Petroleum Company -- Secretary, 1234 Adams Building, 411 South Keeler Avenue, Bartlesville, Oklahoma 74004, telephone (918) 661-3700. To ensure delivery before the Expiration Date, any request for documents should be made by January 9, 2002.

18.  MISCELLANEOUS

     COMPLIANCE WITH APPLICABLE LAW. The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of the Eligible Awards residing in that jurisdiction.

                                          Phillips Petroleum Company

December 17, 2001

Amended and restated as of January 3, 2002

                                   SCHEDULE A

                      INFORMATION CONCERNING THE DIRECTORS
              AND EXECUTIVE OFFICERS OF PHILLIPS PETROLEUM COMPANY

     The directors and executive officers of the Company and their positions, beneficial ownership and offices as of October 31, 2001 are set forth in the following table.

                                                                     AMOUNT AND NATURE
                                                                            OF                                     PERCENT
                                                                   BENEFICIAL OWNERSHIP                           OF TOTAL
                                                                   ---------------------   PERCENT    ELIGIBLE    ELIGIBLE
        NAME OF BENEFICIAL OWNER                                   DIRECT(1)    INDIRECT   OF CLASS   AWARDS(3)   AWARDS(3)
        ------------------------                                   ----------   --------   --------   ---------   ---------
        DIRECTORS(2)
Common  Norman R. Augustine.....................................       24,913                   *       14,808        1.2%
Common  David L. Boren..........................................       13,404                   *        8,134          *
Common  Robert E. Chappell, Jr..................................       22,073                   *       10,364          *
Common  Robert M. Devlin........................................        3,049                   *        1,713          *
Common  Larry D. Horner.........................................       21,977                   *       15,174        1.3%
Common  James J. Mulva -- Chairman of the Board and Chief
        Executive Officer.......................................      744,311                   *      301,020       25.0%
Common  Thomas D. O'Malley -- Vice Chairman of the Board........    2,725,282    160,000        *            0        0.0%
Common  J. Stapleton Roy........................................            0                   *            0        0.0%
Common  Randall L. Tobias.......................................       19,726                   *       11,801          *
Common  Victoria J. Tschinkel...................................       19,090                   *       12,254        1.0%
Common  Kathryn C. Turner.......................................       12,239                   *        8,191          *
        EXECUTIVE OFFICERS
Common  E. L. Batchelder -- Vice President and Chief Information
        Officer.................................................       36,209                   *       18,858        1.6%
Common  Rand C. Berney -- Vice President and Controller.........       46,426                   *       12,760        1.1%
Common  John A. Carrig -- Senior Vice President and Chief
        Financial Officer.......................................      140,316                   *       53,527        4.5%
Common  Dodd W. DeCamp -- Senior Vice President of Worldwide
        Exploration.............................................        4,982                   *        8,658          *
Common  John E. Lowe -- Senior Vice President, Corporate
        Strategy and Development................................       54,563                   *       38,455        3.2%
Common  Kevin O. Meyers -- Executive Vice President of Alaska
        Production and Operation................................       32,209                   *       39,807        3.3%
Common  John C. Mihm -- Senior Vice President of Technology and
        Project Development.....................................      155,720      1,959        *       37,968        3.2%
Common  Michael J. Panatier -- Executive Vice President,
        Refining, Marketing and Transportation..................      120,775                   *       36,532        3.0%
Common  Bill Z. Parker -- Executive Vice President for Worldwide
        Production and Operations, except Alaska................      209,011                   *       72,378        6.0%
Common  Robert A. Ridge -- Vice President of Health, Environment
        and Safety..............................................       86,245                   *       26,669        2.2%
Common  J. Bryan Whitworth -- Executive Vice President, General
        Counsel and Chief Administrative Officer................      152,985                   *       35,030        2.9%
                                                                     ------------------------------------------------------
All directors and executive officers as a group (22 in group)...    4,645,505    161,959     1.07%     764,101      63.56%

---------------

 *  Less than 1%

(1) Direct ownership includes shares that may be acquired under stock options not used throughout within 60 days of the record date.

(2) The shares of Common Stock stated as being beneficially owned by each director do not include shares of Common Stock beneficially owned by the other companies on whose boards of directors the directors serve. Each director disclaims beneficial ownership of all such shares of Common Stock.

(3) Eligible Award information is as of December 7, 2001. As of December 7, 2001, (a) under the Omnibus Plan, the 1990 Stock Plan, the ICP, the 1986 Stock Plan and the Director Stock Plan, the directors and executive officers of the Company as a group beneficially owned 481,148 Eligible Shares of Restricted Stock, which represented approximately 66% of the Eligible Shares of Restricted Stock and (b) under the Omnibus Plan, the 1990 Stock Plan, the ICP and the 1986 Stock Plan, the executive officers of the Company beneficially owned Eligible LTIP Awards representing the opportunity to receive 282,953 shares of restricted stock at the target level, which represented approximately 59% of the total number of shares of restricted stock that may be received at the target level pursuant to all Eligible LTIP Awards.

     The business address of each director and executive officer of the Company is: c/o Phillips Petroleum Company, Phillips Building, Bartlesville, Oklahoma 74004.

                                   IMPORTANT

     If a holder of Eligible Awards wishes to tender his or her Eligible Awards, he or she must complete and sign the Letter of Transmittal in accordance with its instructions, and mail, fax or hand deliver it and any other required documents to Phillips Petroleum Company, 524 Phillips Building, Bartlesville, Oklahoma 74004, Attn: Manager, Compensation and Benefits. Facsimile Number:
(918) 662-5133 or (918) 662-5195.

     The Company is not making the Offer to, nor will the Company accept any tender from, any person who is not an Eligible Participant. The Company also is not making the Offer to, nor will the Company accept any tender of Eligible Awards from or on behalf of, Eligible Participants in any jurisdiction in which the Offer or the acceptance of any tender of the Eligible Awards would not be in compliance with the laws of that jurisdiction. However, the Company may, at its discretion, take any actions necessary for it to make the Offer to Eligible Participants in any such jurisdiction.

     THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON ITS BEHALF AS TO WHETHER OR NOT ANY HOLDER OF ELIGIBLE AWARDS SHOULD TENDER HIS OR HER ELIGIBLE AWARDS PURSUANT TO THE OFFER. ANY HOLDER OF ELIGIBLE AWARDS SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THE OFFER OR TO WHICH THE COMPANY HAS REFERRED. THE COMPANY HAS NOT AUTHORIZED ANYONE TO GIVE SUCH HOLDER ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS OFFER TO EXCHANGE OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO ANY HOLDER OF ELIGIBLE AWARDS OR GIVES SUCH HOLDER ANY INFORMATION, HE OR SHE MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                              AMENDED AND RESTATED

        OFFER TO EXCHANGE SHARES OF RESTRICTED STOCK AND LTIP AWARDS OF
                          THE COMPANY ISSUED UNDER THE
             OMNIBUS SECURITIES PLAN OF PHILLIPS PETROLEUM COMPANY,
               THE 1990 STOCK PLAN OF PHILLIPS PETROLEUM COMPANY,
       THE INCENTIVE COMPENSATION PLAN OF PHILLIPS PETROLEUM COMPANY, AND
        THE 1986 STOCK PLAN OF PHILLIPS PETROLEUM COMPANY AND SHARES OF
      RESTRICTED STOCK OF THE PHILLIPS PETROLEUM COMPANY ISSUED UNDER THE
      PHILLIPS PETROLEUM COMPANY STOCK PLAN FOR NON-EMPLOYEE DIRECTORS FOR
            RESTRICTED STOCK UNITS AND NEW LTIP AWARDS ISSUED UNDER
           THE OMNIBUS SECURITIES PLAN OF PHILLIPS PETROLEUM COMPANY,
       THE 2002 OMNIBUS SECURITIES PLAN OF PHILLIPS PETROLEUM COMPANY AND
      THE PHILLIPS PETROLEUM COMPANY STOCK PLAN FOR NON-EMPLOYEE DIRECTORS

     If the holder of Eligible Awards wishes to tender his or her Eligible Awards, he or she must complete and sign the Letter of Transmittal in accordance with its instructions, and mail, fax or hand deliver it and any other required documents to Phillips Petroleum Company, 524 Phillips Building, Bartlesville, Oklahoma 74004, Attn: Manager, Compensation and Benefits. Facsimile Number:
(918) 662-5133 or (918) 662-5195.

     Any questions, requests for assistance or additional copies of any documents referred to in the Offer may be directed to Kent Morris at (918) 661-7345 or Scott Nickel at (918) 661-9939.

                               December 17, 2001

                   Amended and restated as of January 3, 2002


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